Crypto 1 Acquisition Corp

1221 Brickell Avenue

Suite 900

Miami, Florida 33131

VIA EDGAR

November 12, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Shih-Kuei Chen and Erin E. Martin

Re:	Crypto 1 Acquisition Corp Draft Registration Statement on Form S-1 Submitted August 25, 2021 CIK No. 0001870471

Dear Mr. Chen and Ms. Martin:

Crypto 1 Acquisition Corp, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 16, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on August 25, 2021 (the “Draft Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the Commission through EDGAR.

Draft Registration Statement on Form S-1 submitted August 25, 2021

Cover Page

1.	We note that your disclosure on page 2 describing target companies based in, among other places, Hong Kong appears to indicate that you are seeking to acquire a company that may be based in Asia, such as China or Hong Kong, in an initial business combination. Please disclose this prominently on the prospectus cover page. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Shih-Kuei Chen and Erin E. Martin

Re: Crypto 1 Acquisition Corp

November 12, 2021

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong. Please refer to the cover page of the S-1.

Prospectus Summary, page 1

2.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

3.	In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Shih-Kuei Chen and Erin E. Martin

Re: Crypto 1 Acquisition Corp

November 12, 2021

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

4.	Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

5.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Shih-Kuei Chen and Erin E. Martin

Re: Crypto 1 Acquisition Corp

November 12, 2021

In response to the Staff’s comment, we have revised the disclosure to clarify that we will expressly exclude any targets whose financial statements have been audited by an accounting firm that is not subject to PCAOB inspection.

Risk Factors, page 27

7.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

8.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

9.	Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Shih-Kuei Chen and Erin E. Martin

Re: Crypto 1 Acquisition Corp

November 12, 2021

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to clarify that we will not pursue targets that are incorporated or organized in China or Hong Kong.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 549-4234, or Eric Klee, at eklee@reedsmith.com or by telephone at (212) 549-0267.

Sincerely,

/s/ David Hytha
David Hytha Chief Financial Officer
Crypto 1 Acquisition Corp

cc:	Ari Edelman, Esq.
Eric Klee, Esq.